Dechert LLP

1775 I Street, N.W.
Washington, DC 20006

December 28, 2010

Via EDGAR

Mr. Richard Pfordte
Mr. Larry Greene
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Marsico Investment Fund (the “Registrant”)
(Registration Nos. 333-36975 and 811-08397)
Post-Effective Amendment No. 26

Dear Mr. Pfordte and Mr. Greene:

This letter responds to comments you provided in telephonic discussions on December 14 and 15, 2010 on the above-referenced Post-Effective Amendment to the Registrant’s Registration Statement (“Registration Statement”).  Summaries of the comments, and our responses thereto, are provided below.

1.	Comment: Disclosure regarding current market conditions should be included in the Registration Statement.

Response:  The Registrant accepts the comment, and will add the following to the section of the Prospectus captioned “The Principal Risks of Investing in the Fund” and sub-captioned “Risks in General”:

“Recent events in the U.S. and global economies have at times resulted in an unusually high level of volatility in domestic and foreign financial markets.  This volatility, which could recur in the future, may at times make it unusually difficult to identify risks and opportunities or to predict the duration of market movements.”

2.	Comment: A copy of the Registrant’s fidelity bond with respect to each of its series should be filed with the U.S. Securities and Exchange Commission (“SEC”) on at least an annual basis.

Response: The Registrant has filed, and will continue to file, a copy of its fidelity bond in the manner prescribed by Rule 17g-1 under the Investment Company Act of 1940.

Mr. Richard Pfordte
Mr. Larry Greene
Securities and Exchange Commission
December 28, 2010

3.
Comment: Consider whether it is necessary to add any disclosure to the Registration Statement to address the impact of SEC Release No. 33-9106, Commission Guidance Regarding Disclosure Related to Climate Change.

Response: The Registrant acknowledges the comment, has evaluated its applicability here, and has concluded that additional disclosure is not required to be added to the Registration Statement to comply with the guidance set forth in the above release.

4.
Comment:  Please review and, as necessary, tailor the disclosure in the Registration Statement relating to the use of derivatives in response to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).[1]

Response: The Registrant has solicited input from portfolio management personnel with respect to the Fund’s use of derivatives in light of the Barry Miller Letter.  For example, among other things, the Registrant reviewed the disclosures in the Fund’s Registration Statement with portfolio managers to confirm that the disclosures fully reflect (1) the types of derivatives that are expected to be used by the Fund; and (2) the purpose(s) for which these instruments may be used.  Responses from the Fund’s portfolio managers have been considered, and the Registrant will, under the heading of the Prospectus captioned “Additional Information About the Investment Objective, Strategies and Risks” and sub-captioned “A Word About the Fund,” replace the language in the second bulletpoint with the following:

●
“Investments in derivative instruments are expected to be used only on a limited basis, if at all.  Derivatives may be used to increase exposure to certain investments, asset classes, or markets, or for hedging purposes.  Types of derivatives that may be used most frequently include currency forward contracts, exchange traded funds (whether or not considered derivatives), put or call options on securities or indices, structured notes or synthetic securities (also known as equity micro-strategies) linked to particular equity or debt exposures, and futures contracts or options on futures.”

5.
Comment: The Prospectus should disclose, in light of its stated investment objective and principal investment strategies, that the Emerging Markets Fund (the “Fund”) intends to invest, on an ongoing basis, a substantial amount of its assets in a substantial number of issuers.

Response:  The Prospectus discloses that the Fund “invests at least 80% of its net assets (plus borrowings for investment purposes, if any) in the common stocks and other securities of issuers economically tied to emerging markets and selected for their long-term growth potential” and that “the Fund may invest in the securities of an unlimited number of issuers of any size around the world.”  The Prospectus also discloses that the Fund will be a “diversified portfolio,” meaning that it will be required to hold at least the number of securities necessary to maintain diversified status under the Investment Company Act.  We believe that these disclosures taken together adequately convey that the Fund intends to invest a substantial portion of its assets in a substantial number of issuers.

[1]
See Letter from Mr. Barry D. Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Mr. Richard Pfordte
Mr. Larry Greene
Securities and Exchange Commission
December 28, 2010

6.
Comment:  Please confirm whether the Fund has an “exchange ticker symbol.”  If the Fund has an exchange ticker symbol, please include it on the front cover of the Prospectus in accordance with Item 1(a)(2) of Form N-1A.

Response: The Registrant accepts the comment.

7.
Comment:  Under the section captioned “Fees and Expenses of the Fund,” please clarify whether the Fund has in place a fee waiver arrangement or an expense reimbursement arrangement, and use an appropriate descriptive caption to identify this arrangement, as required by Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant accepts the comment.

8.
Comment: Under the section captioned “Fees and Expenses of the Fund,” please remove the third sentence of the expense limitation footnote, regarding the ability of the investment adviser to terminate the expense limitation and fee waiver agreement at any time after January 31, 2012 upon 15 days prior notice to the Fund and its administrator.

Response: The Registrant acknowledges the comment; however, since the Registrant has included a caption in the expense table identifying the existence of a fee waiver or expense reimbursement arrangement, Instruction 3(e) to Item 3 of Form N-1A requires that “if the Fund provides such disclosure,” the Registrant is required to “briefly describe who can terminate the arrangement and under what circumstances.”  Further, the Registrant notes that the staff of the SEC previously requested, and Registrant agreed to include, such disclosure following telephonic discussions on January 22, 2010 regarding Post-Effective Amendment No. 24 to the Registration Statement.  Accordingly, the Registrant respectfully declines to incorporate the comment.

9.
Comment: Under the section captioned “Fees and Expenses of the Fund,” please remove the third sentence of the expense limitation footnote [No. 4], cross-referencing the caption in the expense table setting forth the amount of the Fund’s expenses waived, as it is neither required nor permitted by Item 3 of Form N-1A.

Response: The Registrant accepts the comment.

10.
Comment: In the fourth paragraph of the section captioned “Principal Investment Strategies,” relating to the factors to be considered in determining whether an issuer is “economically tied” to emerging markets, please include corresponding risk disclosure for factors (1), (2), (3) and (5), indicating that an issuer determined to be “economically tied” to emerging markets may not satisfy every one of the enumerated factors.

Response: The Registrant acknowledges the comment, and will clarify that each factor operates independently by changing “and” to “or” after factor (4), and by adding the following sentence to the disclosure in the above referenced paragraph:

Mr. Richard Pfordte
Mr. Larry Greene
Securities and Exchange Commission
December 28, 2010

 “The investment adviser may consider any one of the five factors provided when making a determination that an issuer is “economically tied” to emerging markets.”

The Registrant believes that the primary risks associated with all five factors are already disclosed in the section captioned “Principal Investment Risks”, and consist of the risks of investing in emerging markets generally.

11.
Comment: In the fourth paragraph of the section captioned “Principal Investment Strategies,” relating to the factors to be considered in determining whether an issuer is “economically tied” to emerging markets, please replace the word “majority,” as used to describe factor (2), with “50% or more.”

Response: The Registrant accepts the comment.

12.
Comment: In the fourth paragraph of the section captioned “Principal Investment Strategies,” relating to the factors to be considered in determining whether an issuer is “economically tied” to emerging markets, please specify what is meant by “any other issuer” with respect to factor (5).

Response: Factor (5), in referring to “any other issuer that the investment adviser believes may expose the Fund’s assets to the economic fortunes and risks of emerging markets,” is intended to encompass exchange traded funds and derivatives economically tied to emerging markets, as well as other issuers not necessarily encompassed by the other four factors.  The Registrant believes that no further specification is needed in light of the SEC’s recognition, in SEC Release No. IC-24828, Final Rule: Investment Company Names, that “the disclosure approach that we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.”2  Accordingly, the Registrant respectfully declines to incorporate the comment.

13.
Comment: In the eighth paragraph of the section captioned “Principal Investment Strategies,” please provide greater specificity regarding what is meant by “core investments of the Fund” in the sentence stating that “core investments of the Fund generally may include established companies and securities that are expected to offer long-term growth potential.”

Response: “Core investments” here is used to mean the primary investments held by the Fund over time.   Accordingly, the Registrant will clarify the disclosure by inserting a parenthetical after “core investments of the Fund” so that the disclosure will appear as follows:

“The core investments of the Fund (i.e., the primary investments held by the Fund over time) generally may include established companies and securities that are expected to offer long-term growth potential.”

[2]	See SEC Release No. IC-24828, Final Rule: Investment Company Names (January 17, 2001), at fn. 26, available at http://www.sec.gov/rules/final/ic-24828.htm.

Mr. Richard Pfordte
Mr. Larry Greene
Securities and Exchange Commission
December 28, 2010

14.
Comment: In the eighth paragraph of the section captioned “Principal Investment Strategies,” please indicate whether the Fund’s ability to invest in “securities of companies undergoing significant changes such as the introduction of a new product line, the appointment of a new management team, or an acquisition” includes companies that are in bankruptcy or other financial distress.

Response: The reference to “securities of companies undergoing significant changes such as the introduction of a new product line, the appointment of a new management team, or an acquisition” is not intended to address companies in bankruptcy or financial distress.  Investments in those types of issuers are not part of the Adviser’s investment approach.  This language refers instead to companies undergoing significant positive developments under the Adviser’s bottom-up stock selection process, such as a merger, acquisition, new product, new management team, favorable regulatory development, and/or positive industry-level change that the Adviser believes could serve as a catalyst for substantially improved earnings growth in the future.  The Registrant will modify its disclosure accordingly by replacing “significant changes” with “significant positive developments such as the introduction of a new product line, the appointment of a new management team, or an acquisition.”

15.
Comment: In the section captioned “The Principal Risks of Investing in the Fund,” please change the sub-caption “Issuer Concentration Risk” to more closely match the discussion which follows immediately thereafter, relating to the fact that the Fund may hold a relatively concentrated portfolio notwithstanding its classification as a diversified portfolio.

Response: The Registrant accepts the comment, and will replace the sub-caption identified above with a sub-caption entitled “Risks of Concentrated Investing.”

16.
Comment: In the final paragraph of the section captioned “Fundamental Investment Restrictions” in the Statement of Additional Information (“SAI”), please state whether, for purposes of the Fund’s restriction on investing in a particular industry, the Fund will rely on (1) the Global Industry Classification Standard, (2) the standards published by Bloomberg L.P., or (3) the industry classifications published by the SEC, rather than stating that the Fund may rely on any of those three options.

Response: The Fund necessarily relies on different sources of industry data because different software programs require the use of different source data.  For example, software used by the Fund’s administrator in preparing schedules of Fund assets or other data for shareholder reports, compliance software used by the administrator or the Adviser, and performance attribution software used by the Adviser, may each rely on different data sources.  In many cases certain sources may use industry codes that differ from those available from other sources.  This necessarily results in the use of different industry classifications for different purposes.  This issue is ubiquitous in the fund industry and cannot be avoided.  The Fund should be permitted to use any industry classifications defined by one or more unaffiliated sources that appear reasonably necessary or appropriate for particular purposes as long as it does so consistently.  Accordingly, the Registrant respectfully declines to incorporate the comment.

17.
Comment: In the section of the SAI captioned “Additional Investment Restrictions,” please clarify, with respect to restriction (a), whether “the aggregate amount of the Fund’s commitments under outstanding futures contracts positions” refers to the full notional amount of such commitments.

Mr. Richard Pfordte
Mr. Larry Greene
Securities and Exchange Commission
December 28, 2010

Response: The Registrant confirms that “the aggregate amount of the Fund’s commitments under outstanding futures contracts positions” refers to the full notional amount of such commitments, and will clarify the disclosure accordingly.

18.
Comment: In the section of the SAI captioned “Types of Securities and Investment Techniques” and subcaptioned “Partnership Securities,” please provide clarifying disclosure, in the second paragraph of that section, regarding the tax consequences to unit holders of investing in publicly traded partnerships or master limited partnerships, explaining (a) whether there is a return of capital to such unit holders and (b) if so, the impact to Fund shareholders, if any.

Response: The Registrant acknowledges the comment, and will add clarifying disclosure so that the aforementioned paragraph will read as follows:

“At times PTPs/MLPs may potentially offer relatively high yields compared to common stocks. Because PTPs/MLPs are generally treated as partnerships or similar limited liability “pass-through” entities for tax purposes, they do not ordinarily pay income taxes, but pass their earnings on to unit holders (except in the case of some publicly traded firms that may be taxed as corporations). For tax purposes, unit holders may be allocated taxable income and gains in amounts that are lower than the amount of distributions paid to the unit holders as a result of depreciation and other tax deductions available to the PTP/MLP.  In such a case any distributions in excess of allocated taxable income and gains would lower the cost basis of the units or shares owned by unit holders. As a result, unit holders may effectively defer taxation on the receipt of some distributions until they sell their units. These tax consequences may differ for different types of entities. If the Fund distributes to its shareholders the amount of distributions received from PTPs/MLPs that exceed the amount of taxable income or gains from such PTPs/MLPs, then the excess would generally be a treated as a return of capital to Fund shareholders for tax purposes. Although such a return of capital would not be taxed currently, there would be a corresponding reduction in the tax basis of Fund shares that would generally result in a higher taxable gain (or lower loss) on the subsequent sale of Fund shares.”

19.
Comment: In the section of the SAI captioned “Types of Securities and Investment Techniques” and subcaptioned “Real Estate Investment Trusts (REITs) and other Investments Relating to Real Estate,” please provide clarifying disclosure, in the first paragraph of that section, regarding the fact that to the extent the Fund invests in REITs, Fund shareholders may be subject to duplicative fees at the fund level and the REIT level, since the Fund will indirectly bear its proportionate share of any expenses paid by the REIT.

Response: Registrant has considered the comment, and believes that further disclosure relating to “duplicative fees” is unnecessary, as the Fund and a REIT would not provide the same management or operational services to investors, and would not charge identical or similar fees at multiple levels of a type that might be called “duplicative.”  Further, the SAI and the Prospectus already disclose certain “additional” fees that may apply to REIT investments, on page 17 of the SAI and pages 10 and 16 of the Prospectus.  Accordingly, the Registrant respectfully declines to incorporate the comment.

Mr. Richard Pfordte
Mr. Larry Greene
Securities and Exchange Commission
December 28, 2010

*           *           *           *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

*     *     *

Any questions you may have concerning this letter may be addressed to Sander Bieber at (202) 261-3308 or to the undersigned at (212) 649-8795.  Thank you in advance for your attention to this letter.

Sincerely,

/s/   Lisa R. Price
        Lisa R. Price